SOUTHERN FARM BUREAU LIFE VARIABLE LIFE ACCOUNT

ADJUSTABLE PREMIUM

VARIABLE LIFE INSURANCE POLICY

NOTICE DOCUMENT

MAY 1, 2025

This Notice Document summarizes certain key features of the Adjustable Premium Variable Life Insurance Policy (“the Policy”) offered by Southern Farm Bureau Life Insurance Company (“the Company”). You can find other information about the Policy online at www.sfbli.com. You can also obtain other information at no cost by calling 1-866-288-2172.

Additional information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

DEFINITIONS	2

UPDATED INFORMATION ABOUT YOUR POLICY	3

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY	4

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY	6

DEFINITIONS

Accumulated Value: the sum of the values of the Policy in each Subaccount of the Separate Account, and the value of the Policy in the Declared Interest Option including amounts securing loans.

Business Day: Each day that the New York Stock Exchange is open for trading, except: (1) any local or regional business holidays designated in this prospectus; (2) any period when the Securities and Exchange Commission (“SEC”) determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (3) such other periods as the SEC may permit for the protection of security holders of a Fund. Assets are valued at the close of the Business Day (3:00 p.m. Central Time).

Company, We, Us, Our, Home Office: Southern Farm Bureau Life Insurance Company, 1401 Livingston Lane, Jackson, Mississippi 39213, telephone: (866) 288-2172.

Declared Interest Option: An account in which the Accumulated Value accrues interest at no less than the guaranteed minimum interest rate. The Declared Interest Option is part of Our General Account.

Fund: An open-end, diversified management investment company in which the Separate Account invests.

General Account: All our assets other than those allocated to the Separate Account or any other separate account. We have complete ownership and control of the assets of the General Account.

Grace Period: The 61-day period after which a Policy will lapse if you do not make a sufficient payment.

Indebtedness: The sum of all outstanding Policy loans and any due and unpaid loan interest.

Insured: The person upon whose life we issue a Policy.

Maturity Date: The Insured’s age 100.

Monthly Deduction Day: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day.

Net Accumulated Value: The Accumulated Value minus any outstanding Indebtedness.

Owner, You, Your: The person named in the application who owns a Policy.

Policy Anniversary: The same date as the Policy Date in each year following the first Policy Year.

Policy Date: The date printed on the Policy schedule page that we use to determine Policy Years, Policy Months and Policy Anniversaries. Your Policy will be effective as of this date if You and the Insured meet our requirements. If the Policy Date would otherwise fall on the 29th, 30th or 31st of the month, the Policy Date will be the 28th.

Policy Month: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

Policy Year: A 12-month period that starts on the Policy Date or on a Policy Anniversary.

Portfolio: A separate investment portfolio of a Fund. Each Subaccount invests exclusively in one portfolio of a Fund.

Separate Account: Southern Farm Bureau Life Variable Life Account, a separate investment account the Company established to receive and invest net premiums paid under the Policies.

Specified Amount: The minimum death benefit under a Policy so long as the Policy remains in force. The schedule page sets forth the Specified Amount as of the Policy Date.

Subaccount: A subdivision of the Separate Account, which invests exclusively in shares of a designated portfolio of a Fund.

Surrender Charges: Charges we assess at the time of any surrender during the first 10 Policy Years and during the 10 years following an increase in Specified Amount.

UPDATED INFORMATION ABOUT YOUR POLICY

No updates have been made under the Policy during the past year.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

FEES AND EXPENSES
Charges for Early Withdrawal

You may be assessed a Surrender Charge if you withdraw money from the Policy during the first ten (10) years of your Policy and for ten (10) years following any increase in the Specified Amount, but only for the amount of the increase. Also for any partial withdrawal, you will incur a fee equal to the lesser of $25 or 2% of the amount withdrawn.

Transaction Charges	You may incur premium expense charges, fees for transfers among the Portfolios, loan interest charges, and reinstatement fees.
Ongoing Fees and Expenses (annual charges)

Basic Policy Charges. An investment in the Policy is subject to certain ongoing fees and expenses, including cost of insurance charges, monthly policy expense charges, and a mortality and expense risk charge.

Optional Benefit Charges. You also may be subject to charges for optional benefits available under the Policy. These fees and expenses are set (and may vary) based on characteristics of the insured (e.g., Age, sex, and rating classification). You should view the specifications page of your Policy for rates applicable to your Policy.

Portfolio Expenses. You will also bear expenses associated with the Portfolios available under your Policy, as shown in the following table, which shows the minimum and maximum total operating expenses deducted from the assets of the Portfolios (before any fee waiver or expense reimbursement) during the year ended December 31, 2024.

Annual Fee	Minimum	Maximum
Investment Options (Portfolio fees and expenses)	0.09%[1]	0.83%[1]

1 As a percentage of Portfolio assets.

RISKS
Risk of Loss	You can lose money by investing in this Policy.
Not a Short-Term Investment

This Policy is not designed for short-term investment and is not appropriate for an investor who needs ready access to cash.

The Policy is designed to provide a life insurance benefit and to help meet other long-term financial objectives. Because of the limited liquidity and the substantial nature of the Surrender Charge in the early years of your policy (and following any increase in Specified Amount) as well as the partial withdrawal fee, the Policy is not a suitable short-term investment.

Risks Associated with Investment Options

•      An investment in this Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Policy.

•      Each Portfolio has its own unique risks.

•      You should review the prospectuses for the available Portfolios before making an investment decision.

Insurance Company Risks	An investment in the Policy is subject to the risks related to us, Southern Farm Bureau Life Insurance Company. Any obligations (including under the Declared Interest Option), guarantees, or benefits are subject to our claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling the Home Office at 866-288-2172.
Policy Lapse

The Policy may lapse if after the first 3 Policy Years, the Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without a sufficient payment. The Policy may also lapse due to a variety of circumstances including poor investment performance, withdrawals, and unpaid loans or loan interest.

We will notify you that the Policy will lapse at the end of the Grace Period unless you make a sufficient payment. If your Policy lapses, no death benefit will be payable under the Policy.

Prior to the Maturity Date, you may apply to reinstate a lapsed Policy at any time within five (5) years after the end of the Grace Period. Among the items you must submit in your reinstatement application is a premium that is at least sufficient to cover the payment of the cost of insurance for the 61-day Grace Period that was in effect prior to termination of the Policy and to keep the Policy in force for at least three (3) months.

RESTRICTIONS
Investments

•      Currently, there is no charge when you transfer monies among Subaccounts and between the Subaccounts and the Declared Interest Option. However, the Company reserves the right to charge $25 per transfer in excess of 12 in a single Policy Year.

•      The Company reserves the right to remove or substitute Portfolios that are available under the Policy.

Optional Benefits	We offer optional riders under the Policy, including the accelerated benefit rider, waiver of monthly deductions rider, and the child term insurance rider. The optional riders may be terminated in certain circumstances, such as in the case of a policy lapse. We do not have the right to terminate an optional benefit in our sole discretion.

TAXES
Tax Implications

•      You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Policy.

•      There is no additional tax benefit if you purchase the Policy through a qualified retirement plan or individual retirement account (IRA).

•      Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation	Compensation for the sale of these Policies in the form of commissions, cash, or non-cash compensation is no longer paid by the Company.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the Policy you already own. You should only exchange your current Policy if you determine, after comparing the features, fees, and risks of both policies, that it is better for you to purchase the new policy rather than continue to own your existing Policy.

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of Portfolios available under the Policy. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time and time. You can also request this information at no cost by calling 1-866-288-2172.

The current expenses and performance information below reflect fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
Investment Objective	Investment Option and Adviser	Ratio*	1 Year	5 Year	10 Year
High level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Equity Series, Inc. Equity Income Portfolio Adviser: T. Rowe Price Associates, Inc.	0.74%	11.70%	8.48%	8.27%
Long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth	T. Rowe Price Equity Series, Inc. Mid-Cap Growth Portfolio Adviser: T. Rowe Price Associates, Inc.	0.83%	9.32%	7.62%	10.12%

		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
Investment Objective	Investment Option and Adviser	Ratio*	1 Year	5 Year	10 Year
Highest total return over time consistent with an emphasis on both capital appreciation and income.	T. Rowe Price Equity Series, Inc. Moderate Allocation Portfolio Adviser: T. Rowe Price Associates, Inc.	0.71%	10.06%	5.51%	6.39%
Long-term capital growth. Income is secondary objective.	T. Rowe Price Equity Series, Inc. Blue Chip Growth Portfolio Adviser: T. Rowe Price Associates, Inc.	0.74%	35.51%	14.46%	14.77%
High level of income consistent with moderate fluctuation in principal valve.	T. Rowe Price Equity Series, Inc. Limited-Term Bond Portfolio Adviser: T. Rowe Price Associates, Inc.	0.50%	4.96%	1.97%	1.81%
Capital appreciation.	Fidelity Variable Insurance Products Funds Growth Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.56%	30.39%	18.93%	16.63%
High level of income, while also considering growth of capital.	Fidelity Variable Insurance Products Funds High Income Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.65%	8.97%	2.74%	4.17%
Long-term growth of capital.	Fidelity Variable Insurance Products Funds Overseas Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.74%	5.01%	5.76%	6.32%
Long-term capital appreciation.	Fidelity Variable Insurance Products Funds Contrafund Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.56%	33.79%	17.04%	13.62%

		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
Investment Objective	Investment Option and Adviser	Ratio*	1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P 500 Index.	Fidelity Variable Insurance Products Funds Index 500 Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC Sub-Adviser: Geode Capital Management, LLC	0.09%	24.90%	14.40%	12.99. %
Long-term growth of capital.	Fidelity Variable Insurance Products Funds Mid Cap Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.57%	17.49%	11.34%	9.21%
Capital appreciation.	Fidelity Variable Insurance Products Funds Disciplined Small Cap Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC Sub-Adviser: Geode Capital Management, LLC	0.38%	16.87%	10.56%	8.62%
Capital appreciation.	Fidelity Variable Insurance Products Funds Dynamic Capital Appreciation Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.62%	25.52%	16.38%	13.05%
Reasonable income also considers the potential for capital appreciation.	Fidelity Variable Insurance Products Funds Equity Income Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.47%	15.35%	10.08%	9.21%
Level of current income as is consistent with the preservation of capital.	Fidelity Variable Insurance Products Funds Investment Grade Bond Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.38%	1.79%	0.467%	1.93%

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
Investment Objective	Investment Option and Adviser	Ratio*		1 Year	5 Year	10 Year
Capital appreciation.	Fidelity Variable Insurance Products Funds Value Strategies Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.60%		9.40%	12.20%	9.64%
Level of current income as is consistent with the preservation of capital and liquidity.	Fidelity Variable Insurance Products Funds Government Money Market Portfolio - Initial Class Adviser: Fidelity Management & Research Company, LLC	0.27%		--	--	--
Maximum income while maintaining prospects for capital appreciation. Under normal market conditions, invests in a diversified portfolio of debt and equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Income VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.46	%*	7.46%	5.55%	5.53%
Seeks capital appreciation and income. Under normal market conditions, invests primarily in U.S. and foreign equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Mutual Shares VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.69%		11.50%	6.01%	6.10%
Seeks long-term capital appreciation and preservation of capital is an important consideration. Under normal market conditions, invests at least 80% of its net assets in equity securities.	Franklin Templeton Variable Insurance Products Trust Franklin Rising Dividends VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.63	%*	11.04%	10.57%	10.72%
Seeks long-term total return. Under normal market conditions, invests at least 80% of net assets in investments of small capitalization companies.	Franklin Templeton Variable Insurance Products Trust Franklin Small Cap Value VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.65	%*	12.01%	8.63%	8.44%

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
Investment Objective	Investment Option and Adviser	Ratio*		1 Year	5 Year	10 Year
Seeks long-term capital growth. Under normal market conditions, invests at least 80% of its net assets in investments of small capitalization and mid-capitalization companies.	Franklin Templeton Variable Insurance Products Trust Franklin Small Mid-Cap Growth VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.82	%*	11.31%	10.03%	9.60%
Seeks high current income. Capital appreciation is a secondary consideration. Under normal market conditions, invests at least 80% of its net assets in bonds.	Franklin Templeton Variable Insurance Products Trust Templeton Global Bond VIP Fund Class I Adviser: Franklin Advisers, Inc.	0.48	%*	-11.13%	-4.60%	-1.79%

*Annual expenses reflect temporary fee reductions.

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You may request other information about this Policy and make investor inquiries by calling us at 866-288-2172. Reports and other information about Southern Farm Bureau Life Variable Life Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000014774